

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

January 6, 2011

Mr. Clayton W. Williams
Chief Executive Officer
Clayton Williams Energy, Inc.
Six Desta Drive, Suite 6500
Midland, Texas 79705-5510

     Re: **Clayton Williams Energy, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 12, 2010
             Form 10-K/A for the Fiscal Year Ended December 31, 2009
             Filed December 20, 2010
             File No. 1-10924

Dear Mr. Williams:

     We have completed our review of your filings and have no further comments at this time.

             Sincerely,

             H. Roger Schwall
             Assistant Director